Exhibit 99.1

Karooooo Ltd. Announces Termination of Secondary Public Offering of Ordinary Shares Due to Market Conditions

SINGAPORE, July 26, 2024 Karooooo Ltd. (“Karooooo”) today announced that Isaias (Zak) Jose Calisto (the “Selling Shareholder”), Karooooo’s Chief Executive Officer, has terminated the underwritten secondary public offering (the “Offering”) of ordinary shares previously announced on July 24, 2024. Though the proposed Offering, which was undertaken by the Selling Shareholder with the goal of improving liquidity for investors, was met with significant investor interest and an oversubscription of demand, the Selling Shareholder determined that recent changes in market conditions and the resulting impact on the share price made it inappropriate to proceed with the Offering at the current time. As a result of such termination, no ordinary shares of Karooooo will be sold pursuant to the Offering. However, the Selling Shareholder retains flexibility under Karooooo’s Registration Statement on Form F-3 to conduct an offering in the future when market conditions are more favorable.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global software provider in the telematics industry that offers real-time mobility and workforce data analytics solutions to simplify decision making for physical operations.  Karooooo serves customers in 25 countries across five continents, supporting more than 2 million subscribers as of May 31, 2024.

Media Contact
media@karooooo.com

SOURCE Karooooo